UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41669

Multi Ways Holdings Limited

(Translation of registrant’s name into English)

3E Gul Circle

Singapore 629633

+65 6287 5252

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 6, 2024, Multi Ways Holdings Limited (the “Company”) received a courtesy warning from NYSE Regulation of the NYSE American LLC (“NYSE American”) that the Company’s current low selling share price raises concerns that Company’s ordinary shares may not be suitable for auction market trading. NYSE American routinely provides this warning to any company whose stock price falls below $1.00 over a 30-trading day average. NYSE American can commence delisting proceedings and immediately suspend trading in the event that the Company’s ordinary shares trade at levels viewed to be abnormally low and no longer suitable for listing pursuant to Section 1003(f)(v) of the NYSE American Company Guide. NYSE generally view trading below a price of $0.10 to be abnormally low. This has no immediate effect on the listing or trading of the Company’s ordinary shares, which will continue to trade on the NYSE American under the symbol “MWG”. Although the Company plans to use all reasonable efforts, including the potential use of a reverse stock split, if necessary, to maintain compliance with Section 1003(f)(v) of the NYSE American Company Guide, there can be no assurance that the Company will be successful in maintaining such compliance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18th, 2024	Multi Ways Holdings Limited

	By:	/s/ Lim Eng Hock
	Name:	Lim Eng Hock
	Title:	Chief Executive Officer and Director